Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File No. 333-88632

[This information was placed on the Ameritrade Holding Corporation web site after Ameritrade’s earnings announcement for the fiscal quarter ended June 28, 2002]

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE ARROW STOCK HOLDING CORPORATION REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-88632) CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THIS DOCUMENT FOR FREE FROM THE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS INVESTOR RELATIONS DEPARTMENT AT 402-331-7856.

     AMTD — Q3 2002 Ameritrade Holding Earnings Conference Call

     Event Date/Time: Jul. 23. 2002 8:30AM ET
Event Duration: N/A

CORPORATE PARTICIPANTS

Donna Kush

Joe Moglia
Ameritrade Holding — Chief Executive Officer

J. Randy MacDonald
Ameritrade Holding — Executive Vice President & CFO

Kurt Halvorson
Ameritrade Holding — EVP and Chief Administrative Officer

Vince Passione
Ameritrade Holding – President, Institutional Client Division

PRESENTATION

Operator

Good morning, my name is Charlene, and I will be your conference facilitator. At this time I would like to welcome everyone to the Ameritrade third quarter earnings conference call.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer period. If you would like to ask a question during this time, simply press star, then the number one, on your telephone keypad. If you would like to withdraw your question, press star, then the number two. Thank you.

Ms. Kush (ph) , you may begin your conference.

Donna Kush

Good morning and thank you, Charlene.

By now you should have received a copy of our press release that was faxed or e-mailed to you this morning. If you have not, please call our Investor Relations’ Department and we will fax or e-mail one out to you immediately. Otherwise you can view a copy of our release and slides, listen to the call, and submit any questions for us via the Web site at amtd.com. Also, if you want to contact us directly after the conference call, please call Investor Relations at 800-237-8692.

Before we begin I would like to note that this call contains forward-looking statements that are pursuant to the Safe Harbor provisions of the federal securities laws. These statements involved risks and uncertainties that may cause future results to differ from those anticipated. Listeners to the call are advised to check those documents filed by Ameritrade with the Securities and Exchange Commission, including the risk factors in the company’s most recent Form 10-k for descriptions of risks and uncertainties related to forward-looking statements. You are also urged to read the risk factors in the joint property statement prospectus that is included in the registration statement on Form S-4 filed with the SEC.

Please note that this call is intended for investors and analysts and may not be reproduced in the media, in whole or in part, without the prior consent of Ameritrade.

At this time I’ll turn the call over to Ameritrade’s CEO, Joe Moglia.

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Thank you very much, Donna (ph) , and good morning everybody.

I’d like to take you back to the end of our fiscal year ’01 where at that point I said to all of you that I was confident enough in where we stood at that time that even if our business activity dropped by a third, dropped by a third, I believe that we — that we would still be profitable. Well after full — after full three quarters in ’02, business activity is down 44 percent, trades per day are down 25 percent, the Nasdaq’s down 32 percent, investor confidence, obviously, is as poor as it’s been in a long, long time. And the markets are probably as challenging as they have been over the span of the last three decades.

Now take a look at the first nine months of ’02 versus the same nine months in ’03. I believe that we are firmly delivering on our commitment to profitability. Net income is $17 million versus a $40 million loss on an operating basis over the same period last year. Our earnings per share are eight cents versus a 22-cent operating loss last year. That’s a $57 million and a 30-cent per share turnaround.

Our operating margins have improved from 17 percent to 25 percent. We’ve eliminated our bank debt and we actually have an agreement in principle that we will no longer need to use our Knight stock as security for the line of credit.

While it might almost be counter intuitive to actually what’s going on in the markets and net new account growth is up 25 percent, that’s net new account growth. That’s around 375,000 accounts and before you ask me, that’s probably equally divided 50-50 between those that have grown — that we’ve gotten organically and those that we have gotten through acquisition. Those numbers, I’m confident, lead the industry.

Now, none of this is an accident. We have done everything that we told you we were going to do. We organized our entire firm, our entire firm, around the needs of our shareholders, our clients and our associates. By viewing every dollar and every human resource we have as precious, we’ve been able to cut costs, we have levered our technology in an effort to increase our financial leverage. That’s why our earnings and our operating margins are where they are today. Our pure play focus has allowed us to be more productive and we continue to have a 15 percent incremental variable cost. So, as we move forward, 85 cents of every incremental dollar that gets generated winds up dropping to our pretax line. So, our upside is very real in any turnaround.

Now, I’d like to take a minute or two and give you a simple update on the Datek integration. First, we have been 100 percent committed to listening to our clients. As we told you last time, we have created a client advisory group with the respective of marketing teams of Ameritrade and Datek, go to their respective client basis and they conduct surveys that products, services, our Web site and we get tremendous feedback from that. We’ve also hired an outside third party that’s held focus groups in major cities around the United States. I, personally, have received 1,800 suggestions. Now, I’m not promising you that all 1,800 of those suggestions are things that we’re specifically going to put into play, but we have read and listened to every one of those.

The objective, at the end of the day, is that this will result in a client-driven, value proposition that combines the best of what Ameritrade has with the best of what Datek has and we’re very, very confident that we will retain our clients and they will be very, very pleased with our ultimate offering. There have been a couple of decisions that have been — that have already been made. First, we have made a decision that the call centers will be Ameritrade’s and they will be the two call centers that we currently have in Omaha and Fort Worth. And we will use the Ameritrade clearing platform.

With regards to the realization of the synergies, I can’t tell you how much our NDB (ph) experience has helped us evaluate the actual integration process. The process is going along very well. There’s been excellent cooperation between the two firms. And I’m confident that the $100 million in annualized, after tax synergies is going to be a conservative number. The close will probably take place sometime the end of August or beginning of September and shortly thereafter we will have another conference call where we update you on exactly where stand then, where we’re able to give you a little bit more information.

With that, to give you the specifics on the quarter, I’m going to turn it over to Randy.

J. Randy MacDonald - Ameritrade Holding — Executive Vice President & CFO

OK. Thanks a lot, Joe. You know, as Joe mentioned, we delivered on our commitment to be profitable under all market conditions. This is the fifth straight quarter of profitability from our ongoing operations.

Last quarter on this call we promised to be profitable, even if market conditions got worse. Well, market conditions got a lot worse. Yet, we tripled our EPS from the March quarter. We had only four other quarters in our history with a higher EPS than this quarter. We came out of this quarter much stronger. We came out with higher operating margins. We again demonstrated long-term sustainable growth in new accounts and we improved our liquidity. Our operating income increased from 21 million in the same quarter last year to $24 million this quarter, and our operating margins increased to 24 percent from 19 percent a year ago.

Our competitive advantage is our low-cost position in this industry, which allows us to achieve some of the highest margins in the financial services industry.

The firm was again managed for profitability. We reported net income of $0.03 per share. However, that is $0.07 per share from operating income, which excludes advertising.

Our revenues were down 7 percent versus the March quarter, even though trades per day were down 18 percent, and compared to the same quarter last year revenues were off 11 percent despite a 33 percent decrease in trades per day.

Now, how do we do that? Well, our commission per trade was up 28 percent this quarter from the same quarter last year to $12.07, and this was due mostly to the new pricing structure for our Freetrade segment. We also reduced promotion costs and we also have the higher price points for the Ameritrade Plus segment.

Our other income increased 38 percent from the same quarter last year to $17.5 million, and this was due primarily to inactivity fees, confirm fees and increased money market fee income.

However, offsetting all this was a drop in net interest income from $35 million in the same quarter last year to $26 million this quarter. The impact to net income is about $0.025 less EPS this quarter, and this was due to lower margin loan balances and also to compression on the interest rate spread.

With regard to expenses, we did an outstanding job of rationalizing our operating expenses in a prolonged down market. We decreased operating expenses by $15 million from the same quarter last year or 17 percent. Even compared to the March quarter we decreased this quarter’s operating expenses $4.7 million or 6 percent, and this drop would have been $6.1 million except for an additional $1.4 million of Datek merger related expenses.

Again, this quarter we generated significant cash flow from operations of $31 million. We reinvested $14 million of that to acquire 69,000 new accounts. So in spite of weak secular growth we had very strong organic growth in new accounts.

We continue to outperform the market in grabbing more accounts, and last quarter we told you we expected that some of the investments from the March quarter would benefit the June quarter, and it did. We had a very efficient cost per account of $202.

For the last four quarters our operating earnings have generated positive cash flow of $121 million. Fifty-nine million dollars of that was reinvested to acquire future cash flow from the 268,000 new accounts acquired or a $221 cost per account. And these are better quality accounts as they trade at nearly two times the industry average.

As Joe mentioned, the bank has agreed to release the Knight (ph) stock as specific collateral. Our operations gave us significantly improved liquidity.

As a result, our tangible book value is now 150 million, including $82 million of liquid assets. That’s cash and equivalents of 41 million and Knight (ph) stock worth 41 million.

In addition, we have regulatory capital of $120 million and of that 58 million is over and above the 5 percent required by regulators, and the only debt we have is the debt convertible into equity of $48 million.

With regard to our guidance, we are reaffirming our existing guidance from September quarter of breakeven to three cents and for fiscal year ’03 of 13 cents, which assumes no market recovery and does not include the merger of Datek. Therefore, it does not include the $73 million or 17 cents of synergies expected from the Datek merger, nor does it include the assumption that the operations of Datek are in there.

Now we’ll give you more color on the synergies and our guidance for fiscal year ’03 when the — when the deal actually closes and that’ll be our next conference call shortly after the closing. And with regard to the next steps on the Datek merger, the last step in this process is the shareholder vote. We have filed the S-4 with the SEC and we’re waiting on the SEC so we can go effective. Once we go effective we can mail the prospectus to shareholders. About 30 days later we will hold a shareholders meeting and a few days after that the deal will close. So you will not hear from us during the quiet period required by the S-4. However, I can tell you that the integration teams are very anxious to close and begin realizing the synergies.

At this point I’d like to open it up to questions.

Operator?

QUESTION AND ANSWER

Operator

At this time I would like to remind everyone if you would like to ask a question press star, then the number one, on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from Guy Moszkowski(ph) .

Guy Moszkowski

Morning.

Unidentified

Morning, Guy.

Guy Moszkowski

Question for you on margin balances. Your margin balances were flat on a sequential quarters basis. That seems a little bit better than what we’ve seen in the industry, certainly from Schwab. Can you give us a sense for why you think that despite what’s happened in the market your margin balances were flat?

And then the follow-up to that would be, why the spread compression?

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Yeah, Guy, it’s Joe. In terms of why our margin — why our margin balances look at little bit better than what other people might have in the industry I’d ask you to keep in mind that the — we have two types of clients. One is the active investor that really — that is self-directed, that wants to make the decisions themselves. The other type of client is someone that has — that wants advise and has a main relationship elsewhere. But that client also winds up getting ideas from a lot of different places, and very often has to — wants to have an accounts with us. So consequently the typical client that we have, while activity level is significantly down and trades are down, is still a client base that is relatively active in the market. And while our debit balances are off they’re not as off as much as the rest of the industry and that would be — that would be at least my thought as to why that’s the case.

As to your second quarter dealt with the compression of spreads?

Guy Moszkowski

Yeah, exactly. That does go counter a little bit to some of the trends we’ve seen elsewhere.

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Kurt?

Kurt Halvorson — Ameritrade Holding — EVP and Chief Administrative Officer

Yeah, this is Kurt Halvorson, Guy. How are you?

Guy Moszkowski

Good.

Kurt Halvorson — Ameritrade Holding — EVP and Chief Administrative Officer

I think what we’ve really see is while we’ve seen the rates on customer balances stay relatively consistent with the relative inactivity of the Fed, what we’ve seen is for money that exists in our portfolio in terms of invested in the customer reserve account or with our operating cash, those funds that have been in a laddered (ph) portfolio have come due and have been reinvested at lower rates. So, we’re actually seeing spread compression on the excess funds that we invest on behalf of the customer balances.

Guy Moszkowski

OK. Fair enough. Just a follow-up question. You gave us some information on new accounts. Can you give us at least a sense for whether your customers were net, essentially depositors of funds to the company or withdrawers of funds in the quarter, on a dollar basis?

Kurt Halvorson — Ameritrade Holding — EVP and Chief Administrative Officer

Yeah. This is Kurt again. We’ve seen customers being net depositors of funds and that includes also customers as margin debits have declined, leaving those funds in their account as credit balances awaiting reinvestment.

Guy Moszkowski

And, finally, can you give us any sense for what you’re seeing in terms of July activity levels?

J. Randy MacDonald

No, we generally, don’t do that, Guy (ph). We do release that activity in the new accounts on a monthly basis. I’d prefer to keep that as our standard operating procedure.

Joe Moglia — Ameritrade Holding — Chief Executive Officer

We are to announce that in a couple of weeks, Guy (ph).

Guy Moszkowski

Fair enough. I thought it was worth a try.

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Good shot.

Operator

Your next question comes from Adam Townsend (ph).

Adam Townsend

Hi. Good morning.

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Good morning, Adam (ph).

Adam Townsend

Say, going back to the account growth, it’s been impressive. You know, especially given what we’ve seen in the marketplace. Give me a sense of if you’re getting transfers in or this is new customers being added. What’s the dynamic there?

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Yeah. I think we continue to get far more customers in than we have customers out. In fact, the actual ratio of customers that have transferred out versus the customers that have transferred in have grown for us in a positive way. So, we’re seeing more inflow than outflow from clients — from clients, as far as their actual accounts and their money belts (ph).

Adam Townsend

Is some of that being driven by the investment representatives in the programs that you have in place there?

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Yeah, I would think so. I think, when you look at the surveys that we’ve done, the client satisfaction levels are really very high. And so I don’t think - I think there is a direct correlation with client satisfaction and the experience that they receive as part of what we’re trying to deliver to them and what our account growth and retention has been.

Adam Townsend

And Randy, you mentioned that the commission per trade was up. One of the things you mentioned attributing to that was restructuring of Freetrade, I believe you said. Can you give us some more color there?

J. Randy MacDonald — Ameritrade Holding — Executive Vice President & CFO

Yeah. What we implemented last quarter was a — after the first 25 trades in a month — we’ve implemented a pricing structure starting with the 26th trade.

Adam Townsend

And that’s on Freetrade, specifically?

J. Randy MacDonald — Ameritrade Holding — Executive Vice President & CFO

Correct.

Adam Townsend

OK. And then, can you comment, lastly, on payment for order flow? We learned from Knight (ph) that they’ve sort of reduced their net payment for order (ph) per trade by 25 percent. What’s the impact to you and what are you seeing there?

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Yeah. We had said awhile — we had said awhile ago, Adam (ph), that payment for order flow is becoming less and less a critical part of our revenue stream and we were no longer going to separate that out and talk about that. But, to give you a little bit of color, it continues to be a minimal part of our overall revenues. We’re assuming that that continues to be the case as we move forward. I think the other side of that coin, though, is while there’s a lot of discussion to date as to what’s happening to payment for order flow, I think the value of our order flow, specifically, and the nature of the retail flow that we have is always going to have some value in the marketplace. But it’s not significant enough to break out or spend much time talking about.

Adam Townsend

Fair enough. Great job on the quarter, guys.

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Thanks a lot, Adam.

Operator

Your next question comes from Mike Vinciquerra (ph).

Mike Vinciquerra

Thanks very much. I wanted to just ask on the marketing spend obviously you reduced it in the quarter, but it looks like you would have remained profitable even if you would have had the same spend as last period. I’m just curious what you’re seeing on the opportunities there, what really drove the decision to bring that down in the quarter. Is it simply that you don’t see a lot of real profitable account growth opportunities in this environment, given what you think the activity might be in new accounts, given the market?

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Yeah, I think you might be answering your own question to a point, Mike, and that is every decision we make deals with trying to balance the needs of our company to be able to grow with being able to generate profitability. So we’re constantly trying to balance the needs of our shareholders with the needs of our clients. So in light of that, we don’t look at advertising by itself.

So if you take a look at, let’s say, our year over year operating margins, they’ve improved from 17 percent to 25 percent. The way we define that, that does not include advertising for us. If you look at quarter over quarter, our operating expenses specifically have declined by 15 million while advertising spend has only declined by 5 million.

And I think what we do is when we look at and we evaluate our advertising budget we try to do that with the proprietary model that focuses on both the economics of the marketplace itself and seasonality impact as well.

And at this particular time of year, history has told us and with the markets being in the downturn that they have been, history has also told us that that’s not a prudent time to be able to spend a lot of your dollars, so consequently we try to gear or control our advertising spend for when we think we can get the greatest bang for the buck, and that’s basically what you’re seeing.

Mike Vinciquerra

Okay, thanks. And, Randy, as far as looking at the share price, you guys are restricted I assume right now on repurchasing shares or are you generating enough cash flow outside of, say, the concerns with the merger, would you be generating enough cash flow that you would consider buying shares back at the current level?

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Yeah, Mike, I can handle that as well. The amount of cash flow that we are generating is certainly going to be a real advantage for us. Keep in mind a couple of things though, and that first the SEC prohibits any firm from purchasing their shares at the same time when they are in the process of ultimately issuing their shares. So we wouldn’t be allowed to do that now.

Secondly, when we look at the uses of cash, again we go back to what’s going to be in the best long-term interest of the firm. We can buy back our stock and we can eliminate or pay down our debt. We can use it to reinvest back in the company and we will make what we believe is the right decision at that particular point in time.

But you raise a great point for us. We do think our stock is incredibly attractive and it’s something that we are going to give incredibly serious consideration to.

Mike Vinciquerra

All right. Thanks very much, Joe. I appreciate it.

Operator

Your next question comes from Robert Sobhani (ph).

Robert Sobhani

Hi, guys. I was wondering if you could give a little more detail on the bank lines. You had mentioned that the Knight (ph) stock is not tied to that anymore. Can you just review now where you stand in terms of bank lines versus where you were before?

J. Randy MacDonald — Ameritrade Holding — Executive Vice President & CFO

Sure. We have a $20 million bank line. It was specifically collateralized by the Knight (ph) stock. We are in the process of as part of the merger and the integration forming a new syndicate and we’ll have more news after the quarter, but we’re actually with the amount of liquid assets we have, we’re not net-net a borrower. With the amount of money we’re generating I think the previous question we just got is probably more germane, you know, what are we going to do with all this cash flow.

Robert Sobhani

But just in the event that you needed a bank line, do you have access?

J. Randy MacDonald — Ameritrade Holding — Executive Vice President & CFO

$20 million right now.

Robert Sobhani

Right now. But that’s ...

J. Randy MacDonald — Ameritrade Holding — Executive Vice President & CFO

That’s plus the Knight (ph) stock. So we would also have freed up the Knight (ph) stock to do what we want with that.

Robert Sobhani

I’ve got you. So the — so it’s still $20 million it’s just now it’s not collateralized by the Knight stock?

J. Randy MacDonald — Ameritrade Holding — Executive Vice President & CFO

Correct.

Robert Sobhani

OK, great. OK, thank you.

J. Randy MacDonald — Ameritrade Holding — Executive Vice President & CFO

You’re welcome.

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Hey, Rob (ph).

Operator

Your next question comes from Rich Repetto (ph).

Rich Repetto

Hi, guys.

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Morning, Rich (ph).

Rich Repetto

Morning. First question, Randy, you mentioned 1.4 million in Datek acquisition costs. Could you just go into where that — what expense lines that it’s in.

J. Randy MacDonald — Ameritrade Holding — Executive Vice President & CFO

Yeah, it’s broken down primarily half in other, which a lot of that is travel as we have people go back and forth between here and Jersey City; and the other half is primarily in professional fees. So it’s, you know, lawyering and all the things you’d expect with a big merger document.

Rich Repetto

OK.

And then, Joe, to follow up a little bit on the integration of Datek, could you make any comments on how — what’s been discovered or learned about the technology integration of the two? I mean the ultimate question’s like which platform would be left standing? I don’t know whether you’re going to talk about that. But just a little bit of what your finding so far?

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Rich (ph), we’ve been very impressed with a lot of what we’ve found over at Datek, their people, their technology, their skills, their ideas, their client satisfaction levels, et cetera. But that question is a great question but it’s one of those questions that we can’t answer yet. It will be a question that we’ll give you a lot of color on at the close.

Remember, we are prohibited from talking about anything that hasn’t — that isn’t — hasn’t already been disclosed on the S-4, and technically we’re still going through a quiet period. So I’m not able to share that with you now.

Rich Repetto

OK.

J. Randy MacDonald — Ameritrade Holding — Executive Vice President & CFO

I think — I think to follow-up on that a little bit, I think to Joe’s point, what we’re finding is that the sum of one and one is actually three. I think ultimately what we’re going to have is not one or the other. We’re going to have an extremely new, powerful platform when the smoke clears and the dust settles.

Rich Repetto

OK, OK. And the last question, you know, some — we’re seeing across the industry is really, I believe a price increase. You know, you’ve seen Schwab, Fidelity, E-Trade, all implement these $3 order handling fees, they’re segmenting their customers based on either the amount of assets they have or the amount of trading. I was wondering whether, you know, Joe, have you looked at that at Ameritrade and whether you think you sort of have that same - whether there’s price elasticity or price, you know, control where you could implement something like that or have — has that been evaluated?

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Yeah. Rich (ph), it’s — you know, frankly, we look at that on a very, very regular basis and it’s critical with the integration that we look at that now. The comment in terms of let’s say people instituting a lot of incremental fees et cetera, one of the things that we are discussing is that we think with investor confidence with where it is today it’s important to be as transparent as possible.

Now we cannot share with you — number one, we have not yet made a decision in terms of what our future pricing is going to be, but we are trying to look at that very, very hard. We will spend more time on that after the close. And that’s not something we would be permitted to talk about.

But, you know, frankly, it is something that we look at all the time and through the entire integration process. It’s something that is a real critical priority we have to pay a lot of attention to. So the answer is we are addressing it. We are thinking about it an awful lot. We’re getting a tremendous amount of input as well as input from our clients. But it’s not something that we can give you an indication now as to where we’re headed. And we’re, frankly, not going to be able to make final decisions on that until later, anyhow.

Rich Repetto

So, you’re not looking at — you’re going to wait until after the, excuse me, the acquisition closes.

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Well, ...

Rich Repetto

... that type of thing.

Joe Moglia — Ameritrade Holding — Chief Executive Officer

We’re going to wait until after the — after the merger closes to give you more color. Yes.

Rich Repetto

OK. Any feedback from any clients? You know, this will be my last question. Any feedback from any clients ...

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Rich (ph), you can ask as many questions as you like because Randy wants to answer every one you ask.

Rich Repetto

Well, I’ll save them because I’m sure — I’m sure that the call is limited. But the — any feedback — are you winning any — over any clients because it, essentially, is a $3 price increase that, you know, three of the — of your, I guess, the largest competitors, you know, have implemented — and I would say, to a majority of their customers. Any feedback from competitive clients - clients that you might be switching over or not.

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Well, one of the earlier questions that was asked, remember, asked about, you know, how are we looking in terms of ACATs — transfers in and transfers out. And that transfers in have been very, very positive. Now, is that because of a $3 increase in order handling charges away? Maybe it is. Maybe it isn’t. I don’t know that. What I do know is that if a client is happy and satisfied and feels good about the value that you offer them and the experience that they’re having with your company, they’re going to stick. So, our focus is a little less on what everybody else is doing in the industry and what we think will be a great valuation for Ameritrade, going forward, for our client base. And if we do a great job of covering our clients and we do a great job of giving them what they want and we balance that with our understanding that we’ve got to be able to generate profitability and do what’s right also for our shareholders, I think we’re going to be in pretty good shape. But we are seeing more transfers in than transfers out.

Rich Repetto

Thanks. I’ll yield my floor time to my colleagues. Thanks.

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Thanks, Rich (ph).

Operator

Your next question comes from Ken Worthington (ph).

Ken Worthington

Good morning, Joe. Good morning, Randy.

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Good morning, Ken (ph).

Ken Worthington

You guys have done a very good job at reducing operating costs. If the market continues to deteriorate and darts (ph) continue to fall, how much flexibility do you guys still have to reduce cost from here, say, excluding Datek. And, you know, where can those cost cuts come from?

Joe Moglia — Ameritrade Holding — Chief Executive Officer

OK. There are two pieces to that that I think is important. We’ll go back to one of the things that I actually said. In all the cuts that have been made over the span of the last year or so, they were not mandated from Joe Ricketts, they were not mandated from me. They were done by our — by the executive management team. And the key, I think, to our ability to be able to sustain significant long-term growth and go from a small cap company to a large cap company over the span of the next several years, is a realization on the part of our management team and the people that report to them, to really understand what we say when we say we’ve got to be able to deliver to clients and balance that with the need to shareholders.

So, consequently, there are a lot of resources that are nice to have. There are a lot of people that have got real talent. But if that talent and if those resources and if that capital is not focused on being able to enhance a client experience and enhance our bottom line, i.e. lever our competitive advantages then we don’t need those resources. And, by the way, we’re not nearly as good at that as I think we’re going to get at it.

So, there are probably, still, many more resources, within the firm, that we can probably redeploy in a way that will be more productive for us. That’s got to become almost a mantra (ph) for us. Every dollar, every person is precious. What do we do with our people, with our dollars, with our capital? That’s actually it becomes almost a set of behavior, and that’s really what we’re trying to influence. We have more of that to do, but those decisions will be made by the respective members of the executive management team as they start to develop a better clarity as to what’s really delivering profitability or enhancing client experience and what’s not.

With regards to trades per day, we are efficient enough now that our trades per day could probably go down another third from where we are today and we will continue to be profitable.

Ken Worthington

Great. One more question.

Unidentified

But they’re two different —

Ken Worthington

Can you give us an update on your institutional trading effort where you’ve got Sun Guard, Benefits Street, GMAC, Principal, Persumma (ph). I guess where are you making the most progress there?

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Vince?

Vince Passione

Hi. This is Vince. I think when you take a look at the prioritization for us in the institutional space it’s mostly in the intermediaries that we look at like the advisory systems. And this last quarter we had a very good quarter in that we launched the Ameritrade Connection. We have converted all of our current advisory customers over to that platform and we’re starting to see the trades and the number of clients coming on board picking up.

So that’s where we’re making most of the progress. The larger accounts, the Principals, the GMACs are all subject to the same issues that we see in the retail space, which is the overall slowdown, but we do see it as the opportunity for us to build shelf space as the market picks up, and to use those distribution channels to lower our costs to acquire customers.

Ken Worthington

Great. That’s it. Thank you.

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Thanks, Jim.

Operator

You have a follow-up question from Adam Townsend (ph).

Adam Townsend

Hi. Just a quick follow-up. This is probably more for Kurt. On the advanced clearing side of the migration of the Datek customers onto that platform, can you give us a sense of what the capacity or if there are any capacity constraints on the advanced clearing side?

Kurt Halvorson — Ameritrade Holding — EVP and Chief Administrative Officer

(?) Actually, at this point in time that’s still part of our planning process and we will be able to talk more about that after we close and identify conversion plans.

Adam Townsend

Okay, and what —

J. Randy MacDonald

I can add to that. I think that by making the decision to move clearing to the advanced clearing platform we clearly did that looking at capacity and I think we’re all very, very comfortable that the capacity we’ve built here can more than handle all of the merged companies’ business.

Adam Townsend

Okay. Just a follow-up on that as well. At the time of the announcement of the Datek merger, you’d outlined $100 million in synergy savings, but no decision had been made on the clearing side at that point. Is it rational to believe that further savings could be realized or further synergies could be realized by migrating to advanced clearing?

Unidentified

Yes.

Adam Townsend

Perfect. Thank you.

Operator

You have a follow-up question from Rich Repetto (ph).

Rich Repetto

Hi, guys. I figured I’d come back at you for one more.

Joe Moglia — Ameritrade Holding — Chief Executive Officer

Fair enough.

Rich Repetto

On the expense side, Randy, expenses were down in six of the eight expense lines quarter to quarter and I know this may be a moot point when the acquisition closes, but is this a sustainable run rate or did we see a revenue challenged quarter? Because we also have sort of seen the smile effect where for your 4Q calendar the expenses went up from 4Q to the first Q calendar and then back down again here, so is this the real run rate or is this something that we tighten the belt because we’ve seen a tough operating environment?

J. Randy MacDonald — Ameritrade Holding — Executive Vice President & CFO

No, I think, Rich (ph), I think that the answer to your question was when Joe talked about the cultural shift here of looking at our resources as precious. That is the real run rate.

The other thing I would note is whenever revenues change the general correlation is about 15 percent of revenues, is the variable cost. So those are real savings. We’ve really honed what we do here and that’s a real run rate so you can count on that.

And as Joe pointed out, we’re actually looking to improve on that run rate. So we’re still not satisfied.

Rich Repetto

Great, thank you.

Operator

At this time there are no further questions.

Joe Moglia — Ameritrade Holding — Chief Executive Officer

OK. Everybody, then there are certain things that I’d like to be able to say in closing. Basically there are three topics that I’d like to be able to cover: one is our credibility, secondly is the value of our franchise, and the third deals with the overall topic of investor confidence.

First, let’s spend a little time on our credibility. I have often said that basically we as a management team have two jobs, how do you maximize the potential of our firm to be able to generate the greatest bottom-line profits over a long period of time. And then secondly, how do you enhance the perception of our firm in the marketplace. And that we would do that by being focused on three priorities: our clients, our shareholders, and our associates.

Now everything we said we’re going to do — everything we said we were going to do we did. And despite the most challenging markets over the span of the last three decades, we are more profitable, we have greater operating margins, we are significantly larger and we have a cleaner, healthier balance sheet.

Now if you add Datek to that we will be able to grow our profits just with the realization of the after-tax synergies realized alone, even if the markets wind up going through a prolonged recovery.

Now I believe there will continue to be consolidation in our industry. And in a consolidating market where productivity and scalability are the name of the game, we will be the firm that will be number one in equity trades per day for the online individual investor. We’ll be the ones that are the low-cost provider. We’ll have the highest operating margins of any of the publicly traded online brokers. And we feel pretty good about how we positioned ourselves as far as the future goes. But at the end of the day, in this environment, we think credibility is pretty important. And we recognize we’re going to make mistakes but we will address those mistakes, we will share them with you, and we will share with you what our solutions are for those mistakes.

But so far, thank goodness, keep our fingers crossed — the decisions that we’ve made have been the right one for our firm and for our clients, and we’ve done everything that we’ve told you we’re going to do.

That leads me then to the second point that I’d like to just spend a minute on and that’s the value of our franchise. Last year at this time our stock was trading around six. That’s almost double from where it is today. Now we’re down because the markets are down. And everybody, frankly, I feel is painting us with pretty much the same brush. I ask you, though, as the analysts, to look at our growth, look at our productivity, look at our profitability, look at whether or not you can believe in us or not, and look at how we will fare in a market recovery and make your own decision as to what the real value of Ameritrade should be.

I’ve got to believe that we’re going to be a winner here, but you’ve got to be able to make that decision for yourself.

And then, finally, I would be remiss if I didn’t spend a few minutes with what’s going on in the world, focused on investor confidence. I think when the President made his speech, while there are cynics associated with that speech, that is going to generate an action plan that’s going to come out of Washington. There — you will see more compensation plans where management is greater aligned to the profitability of the firm. You will see accounting, financial statements and balance sheets that are clearly going to become more transparent.

But don’t underestimate — again, get back to human behavior. Don’t underestimate the symbolism associated with the President of the United States going to the New York Stock Exchange floor to address this issue. After that speech, I’m sure, there wasn’t a finance department in any business in the entire United States that didn’t go back and review their actual financial statements or their balance sheets with a fine-tooth comb. Ultimately, that’s going to be very, very good for our industry.

At the end of the day, however, you cannot legislate business ethics. People that entrusted with leadership positions, that violate that trust, should lose their jobs and be significantly penalized. Having said that, one of the things that the President said in his 10-point speech talked about he feels there’s starting to become a separation between the values of corporate America and the values of America. I don’t believe that. I believe that the vast majority of corporate America absolutely wants to do the right thing. There will always be outliers (ph) and there will always somebody that’s going to try to circumvent the rules.

But most of the board of directors across the United States want to fulfill their fiduciary responsibilities. The vast majority of the management teams across the United States want to try to lead their team to greatness. As far as our situation is concerned, I’m proud to be part of Ameritrade. Our current board has always taken their fiduciary responsibility incredibly seriously. Our new board has an excellent reputation that has existed for years in the marketplace for not only their business acumen, but for their integrity. And while one-third of new board will be independent, two-thirds of our new board will own 55 percent of our company. So, they’re going to have a direct stake in our ultimate success.

We have an internal audit committee who reports directly to me, as well as to the board, independent of me. We have external auditors that do just that - they audit us. We have a management team that’s totally committed to sustainable long-term growth by providing real value to both our shareholders and our clients. Our compensation is directly tied to our performance as a company. Our associates take pride in knowing that we deliver that value through them. Our business model is clear and to the point. Our financial statements are transparent and the bottom line is we are really very much excited about our future and where we’re headed.

Thanks very, very much for joining us this morning and we hope you have a great rest of the summer.

Operator

This concludes today’s Ameritrade third quarter earnings conference call. You may now disconnect.